ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

FILED VIA EDGAR

August 14, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust
File No. 811-22680

Attached for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), is the Investment Company Blanket Bond (the "Bond") for Ultimus Managers Trust (the "Trust") under Exhibit 99-1.

Also attached is a copy of the resolutions adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under EXHIBIT 99-2.

Premiums for the Bond have been paid for the policy period beginning June 29, 2012 and ending June 29, 2013.

If you have any questions about this filing, please contact the undersigned at (513) 587-3406.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary